Exhibit 5.1
[COOLEY GODWARD LLP LETTERHEAD]
August 11, 2005
Solexa, Inc.
25861 Industrial Blvd.
Hayward, CA 94545
Ladies and Gentlemen:
You have requested our opinion with respect to certain matters in connection with the filing by Solexa, Inc., a Delaware corporation (the “Company”), of a Registration Statement on Form S-3 (the "Registration Statement”) with the Securities and Exchange Commission covering the offering for resale of 13,657,101 shares of the Company’s common stock, $0.01 par value, (“Common Stock”) issued in connection with that certain Acquisition Agreement, dated September 28, 2004, by and between the Company and Solexa Limited (the “Acquisition Agreement”).
In connection with this opinion, we have examined the Registration Statement, the Company’s Amended and Restated Certificate of Incorporation and Bylaws, as amended, the resolutions adopted by the Board of Directors of the Company on September 27, 2004, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof. We have relied upon an officer’s certificate confirming receipt of payment for the Shares upon their original issuance.
On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares have been validly issued, and are fully paid and nonassessable.
We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus included in the Registration Statement.
Sincerely,
COOLEY GODWARD LLP

By:	/s/ James C. Kitch

James C. Kitch